UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

LIVEVOX HOLDINGS, INC. (f/k/a Crescent Acquisition Corp)

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

53838L100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON CFI Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON CCGH Legacy Assets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON Beyer Family Interests LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON TSJD Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON Mark Attanasio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON Jean-Marc Chapus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON Robert D. Beyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

1	NAME OF REPORTING PERSON Todd M. Purdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (see Item 5)
12	TYPE OF REPORTING PERSON IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Original Schedule 13G” and, together with Amendment No. 1, filed with the SEC on February 13, 2023, the “Schedule 13G”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13G and that certain Agreement and Plan of Merger, dated as of October 3, 2023, among inContact, Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and NICE Ltd., a company organized under the laws of the State of Israel, previously reported on Form 8-K of the issuer filed with the SEC on October 4, 2023.

Item 5. Interest in Securities of the Issuer.

For purposes of reporting on this Schedule 13G and complying with the reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person does not beneficially own any securities of the Issuer. At the Effective Time and pursuant to the Merger Agreement, (i) the Reporting Person disposed of 762,500 shares of Common Stock for consideration of $3.74 per share, and (ii) the Company took the position that an additional 2,487,500 shares of Common Stock owned by the Reporting Person (which constitute a substantial majority of the Lock-Up Shares under the Merger Agreement) and held in escrow at the Effective Time were canceled for no consideration. The Reporting Person disagrees with such position, and filing of this Amendment No. 2 shall not be deemed as an admission to the contrary.

After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this 13G represents an exit filing for the Reporting Person.

Item 1(a). Name of Issuer:

LiveVox Holdings, Inc. (f/k/a Crescent Acquisition Corp.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

655 Montgomery Street, Suite 1000, San Francisco, CA 94111

Item 2(a). Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the Reporting Persons”):

1.	CFI Sponsor LLC
2.	CCGH Legacy Assets, LLC
3.	Beyer Family Interests LLC
4.	TSJD Family LLC
5.	Mark Attanasio
6.	Jean-Marc Chapus
7.	Robert D. Beyer
8.	Todd M. Purdy

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

The Class A Common Stock CUSIP Number is 53838L100.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:       .

Item 4. Ownership.

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

CFI Sponsor LLC

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

CCGH Legacy Assets, LLC

	By:	/s/ George P. Hawley
George P. Hawley, as an Authorized Signatory

Beyer Family Interests LLC

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

TSJD Family LLC

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Mark Attanasio

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Jean-Marc Chapus

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Robert D. Beyer

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Todd M. Purdy

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Exhibit Index

Exhibit 99.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.